UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          Metro One Telecommmunications
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                    59163f105
                      ------------------------------------
                                 (CUSIP Number)


                                Mark R. Diamond
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 835-8300
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 13, 2003
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No.  59163f105

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     California...................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          2,440,717........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      2,440,717.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person   2,440,717
                                                                   ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    9.88%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IA.......................................................................
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CUSIP No. 59163f105

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          2,440,717........................
                                       --------------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            10.  Shared Dispositive Power      2,440,717.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    2,440,717
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    9.88%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IN/HC....................................................................
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CUSIP No. 59163f105

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          573,300.........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      573,300.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person     573,300
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.3%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 59163f105

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          631,717..........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0  ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      631,717......................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    631,717
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.6%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 59163f105

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      GS Cannell, LLC
      98-0232642
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          208,700.........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      208,700.........................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    208,700
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     0.8%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   OO.......................................................................
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CUSIP No. 59163f105

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          908,600....................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      908,600.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     908,600
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     3.7%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   PN.......................................................................
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CUSIP No. 59163f105

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Pleiades Investment Partners, LP
      23-2688812
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
--------------------------------------------------------------------------------

Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          118,400..........................
                                       --------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      118,400......................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person     118,400
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     0.5%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by Metro One Communications, an Oregon Corporation. The address of the principal executive offices of Metro One Communications is 11200 Murray Scholls Place, Beaverton OR 97007

Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California
        Principal Business: Investment Adviser
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Bank of Butterfield International (Cayman) Ltd., 68 Fort Street, PO Box 705, George Town, Grand Cayman, Cayman Islands Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Tonga Partners, L.P. ("Tonga")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: GS Cannell, LLC ("GSC")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Pleiades Investment Partners, LP ("Pleiades")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 6022 West Chester Pike, Newtown Square, PA 19073
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: J. Carlo Cannell
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada, GSC, and Pleiades. Adviser is general partner and investment adviser to Tonga.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Cuttyhunk to purchase 573,300 shares of Common Stock owned by it was approximately $2,898,628. Such amount was derived from working capital.

        The aggregate amount of funds used by Anegada to purchase 631,717 shares of Common Stock owned by it was approximately $3,382,819. Such amount was derived from working capital.

        The aggregate amount of funds used by GSC to purchase 208,700 shares of Common Stock owned by it was approximately $1,038,436. Such amount was derived from working capital.

        The aggregate amount of funds used by Tonga to purchase 908,600 shares of Common Stock owned by it was approximately $4,611,216. Such amount was derived from working capital.

        The aggregate amount of funds used by Pleiades to purchase 118,400 shares of Common Stock owned by it was approximately $586,122. Such amount was derived from working capital.

Item 4  Purpose of Transaction

        The Common Stock was bought in the ordinary course of the Adviser's management of the accounts of its investment advisory clients. As of August 13, 2003 the Reporting Persons commenced the formulation of plans to seek maximization of the value of the Common Stock. Such plans may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

        Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of
        Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) As of August 13, 2003, the Reporting Persons directly or indirectly beneficially owned 2,440,717 shares, or 9.88%, of Common Stock of Metro One Communications (the approximate number of the shares of Common Stock owned is based on 24,697,948 shares of common stock outstanding by Metro One Communications, on May 6, 2003).
           (1) Cuttyhunk owns 573,300 shares (2.3%) (2) Anegada owns 631,717 shares (2.6%) (3) GS Cannell owns 208,700 shares (0.8%) (4) Tonga owns 908,600 shares (3.7%) (5) Pleiades owns 118,400 shares (0.5%)

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions during the past 60 days.

        ---------------------------------------------------------------------
        Party           Date         Amount    Price per   Where & How
                                     Bought      Share       Effected
                                     (Sold)
        ---------------------------------------------------------------------

        Anegada       6/17/2003        (1,200)     6.090    Open Market
        Anegada       6/17/2003          (400)     6.078    Open Market
        Anegada       6/17/2003       (12,300)     6.078    Open Market
        Anegada       6/17/2003        (9,800)     6.078    Open Market
        Anegada       6/17/2003        (6,100)     6.078    Open Market
        Anegada       6/17/2003        (1,800)     6.078    Open Market
        Anegada       6/18/2003        (2,100)     6.118    Open Market
        Anegada       6/20/2003          (583)     5.989    Open Market
        Anegada       6/23/2003        (1,300)     5.814    Open Market
        Anegada       8/06/2003        (5,200)     3.996    Open Market
        Anegada       8/08/2003        (6,517)     3.858    Open Market
        Anegada       8/08/2003       (19,800)     3.858    Open Market
        Anegada       8/08/2003        (5,983)     3.858    Open Market
        Anegada       8/11/2003        (1,017)     3.830    Open Market
        Anegada       8/11/2003       (15,783)     3.830    Open Market
        Anegada       8/12/2003       (35,000)     3.835    Open Market
        Anegada       8/13/2003       (25,800)     3.865    Open Market
        Cuttyhunk     6/17/2003        (1,000)     6.090    Open Market
        Cuttyhunk     6/17/2003       (15,700)     6.078    Open Market
        Cuttyhunk     6/17/2003        (4,900)     6.078    Open Market
        Cuttyhunk     6/17/2003        (6,900)     6.078    Open Market
        Cuttyhunk     6/18/2003        (1,900)     6.118    Open Market
        Cuttyhunk     6/20/2003          (400)     5.989    Open Market
        Cuttyhunk     6/23/2003        (1,200)     5.814    Open Market
        Cuttyhunk     8/06/2003        (4,700)     3.996    Open Market
        Cuttyhunk     8/08/2003        (2,900)     3.858    Open Market
        Cuttyhunk     8/08/2003          (300)     3.858    Open Market
        Cuttyhunk     8/08/2003          (800)     3.858    Open Market
        Cuttyhunk     8/08/2003        (8,700)     3.858    Open Market
        Cuttyhunk     8/08/2003        (6,300)     3.858    Open Market
        Cuttyhunk     8/08/2003        (7,400)     3.858    Open Market
        Cuttyhunk     8/08/2003        (3,000)     3.858    Open Market
        Cuttyhunk     8/11/2003       (13,800)     3.830    Open Market
        Cuttyhunk     8/11/2003        (1,500)     3.830    Open Market
        Cuttyhunk     8/12/2003          (100)     3.835    Open Market
        Cuttyhunk     8/12/2003        (3,500)     3.835    Open Market
        Cuttyhunk     8/12/2003       (11,600)     3.835    Open Market
        Cuttyhunk     8/12/2003        (9,300)     3.835    Open Market
        Cuttyhunk     8/12/2003        (5,800)     3.835    Open Market
        Cuttyhunk     8/12/2003        (1,400)     3.835    Open Market
        Cuttyhunk     8/13/2003       (16,200)     3.865    Open Market
        Cuttyhunk     8/13/2003        (7,300)     3.865    Open Market
        GS Cannell    6/17/2003          (400)     6.090    Open Market
        GS Cannell    6/17/2003       (10,000)     6.078    Open Market
        GS Cannell    6/18/2003          (700)     6.118    Open Market
        GS Cannell    6/20/2003          (100)     5.989    Open Market
        GS Cannell    6/23/2003          (400)     5.814    Open Market
        GS Cannell    8/06/2003        (1,700)     3.996    Open Market
        GS Cannell    8/08/2003          (200)     3.858    Open Market
        GS Cannell    8/08/2003        (1,600)     3.858    Open Market
        GS Cannell    8/08/2003        (3,600)     3.858    Open Market
        GS Cannell    8/08/2003          (300)     3.858    Open Market
        GS Cannell    8/08/2003          (400)     3.858    Open Market
        GS Cannell    8/11/2003          (300)     3.830    Open Market
        GS Cannell    8/11/2003        (2,500)     3.830    Open Market
        GS Cannell    8/11/2003          (300)     3.830    Open Market
        GS Cannell    8/12/2003        (1,700)     3.835    Open Market
        GS Cannell    8/12/2003        (1,300)     3.835    Open Market
        GS Cannell    8/12/2003        (3,600)     3.835    Open Market
        GS Cannell    8/13/2003        (8,500)     3.865    Open Market
        Pleiades      6/17/2003          (200)     6.090    Open Market
        Pleiades      6/17/2003          (200)     6.078    Open Market
        Pleiades      6/17/2003        (3,900)     6.078    Open Market
        Pleiades      6/17/2003          (100)     6.078    Open Market
        Pleiades      6/17/2003          (200)     6.078    Open Market
        Pleiades      6/17/2003        (1,300)     6.078    Open Market
        Pleiades      6/18/2003          (400)     6.118    Open Market
        Pleiades      6/20/2003          (100)     5.989    Open Market
        Pleiades      6/23/2003          (100)     5.814    Open Market
        Pleiades      6/23/2003          (100)     5.814    Open Market
        Pleiades      8/06/2003        (1,000)     3.996    Open Market
        Pleiades      8/08/2003          (200)     3.858    Open Market
        Pleiades      8/08/2003        (1,600)     3.858    Open Market
        Pleiades      8/08/2003        (3,600)     3.858    Open Market
        Pleiades      8/08/2003          (300)     3.858    Open Market
        Pleiades      8/08/2003          (400)     3.858    Open Market
        Pleiades      8/11/2003          (300)     3.830    Open Market
        Pleiades      8/11/2003        (2,500)     3.830    Open Market
        Pleiades      8/11/2003          (300)     3.830    Open Market
        Pleiades      8/12/2003        (1,700)     3.835    Open Market
        Pleiades      8/12/2003        (1,300)     3.835    Open Market
        Pleiades      8/12/2003        (3,600)     3.835    Open Market
        Pleiades      8/13/2003        (4,400)     3.865    Open Market
        Pleiades      8/13/2003          (100)     3.865    Open Market
        Tonga         6/17/2003        (1,700)     6.090    Open Market
        Tonga         6/17/2003        (7,400)     6.078    Open Market
        Tonga         6/17/2003       (14,500)     6.078    Open Market
        Tonga         6/17/2003       (21,800)     6.078    Open Market
        Tonga         6/18/2003        (3,000)     6.118    Open Market
        Tonga         6/20/2003          (600)     5.989    Open Market
        Tonga         6/23/2003        (1,800)     5.814    Open Market
        Tonga         8/06/2003        (7,400)     3.996    Open Market
        Tonga         8/08/2003       (16,300)     3.858    Open Market
        Tonga         8/08/2003        (7,100)     3.858    Open Market
        Tonga         8/08/2003       (23,100)     3.858    Open Market
        Tonga         8/11/2003       (11,200)     3.830    Open Market
        Tonga         8/11/2003       (13,000)     3.830    Open Market
        Tonga         8/12/2003       (21,200)     3.835    Open Market
        Tonga         8/12/2003       (10,100)     3.835    Open Market
        Tonga         8/12/2003       (19,000)     3.835    Open Market
        Tonga         8/13/2003       (17,600)     3.865    Open Market
        Tonga         8/13/2003          (700)     3.865    Open Market
        Tonga         8/13/2003        (1,700)     3.865    Open Market
        Tonga         8/13/2003       (17,200)     3.865    Open Market



        (d) Not Applicable

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for Cuttyhunk, Anegada, GS Cannell, Tonga, and Pleiades.

Item 7  Material to Be Filed as Exhibits

             N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 14, 2003
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell

                              Cannell Capital, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member

                            The Anegada Fund, Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                           The Cuttyhunk Fund Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          GS Cannell, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                              Tonga Partners, L.P.

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, General Partner

                          Pleiades Investment Partners, LP

                              /s/ J. Carlo Cannell
                          -------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser